                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-2
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               APO HEALTH, INC.
            (Exact Name of Registrant as Specified in its Charter)

         Nevada                               5047                          86-0871787
(State of Incorporation)      (Primary Standard Industrial Code No.)      (IRS Employer
                                                                        Identification No.)

                              3590 Oceanside Rd.
                          Oceanside, New York 11575
                               (516) 594-9612
        (Address and Telephone Number of Principal Executive Offices)

                                Dr. Jan Stahl
                           Chief Executive Officer
                               APO Health, Inc.
                              3590 Oceanside Rd.
                          Oceanside, New York 11575
                               (516) 594-9612
          (Name, Address, and Telephone Number of Agent for Service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/
If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /x/
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                               CALCULATION OF REGISTRATION FEE

Title of Shares        Amount         Proposed Maximum       Proposed  Maximum        Amount of
    to be              to be           Offering Price            Aggregate          Registration
 Registered         Registered (2)        Per Unit           Offering Price (1)         Fee
--------------------------------------------------------------------------------------------------
Common               4,655,110             $0.51               $2,374,106.10          $593.52

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, and based on the average of the closing bid price and asked price reported on the OTC Bulletin Board on January 9, 2002.
(2) Represents 2,304,208 presently issued shares of common stock, and 2,350,902 warrants; Each warrant to be converted to 1 share of common stock.

The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  PROSPECTUS

                               4,655,110 shares

                                      of

                               APO HEALTH, INC.
                                 Common Stock


Offering Price: The shares will be offered for sale from time to time at market or negotiated prices.

Selling Shareholders: The APO Health shareholders identified on page 11 of this prospectus, not APO itself, are offering all of the shares to be sold in the offering. The selling shareholders are acting individually, not as a group. Except as otherwise disclosed herein, APO Health will not receive any proceeds from sales of shares by these selling shareholders.
The 4,655,110 shares being offered for registration represents 2,304,208 presently issued shares of common stock, and 2,350,902 warrants; Each warrant to be converted to 1 share of common stock.

Trading Market: APO Health common stock is traded on the Over The Counter Bulletin Board (the "OTCBB") stock exchange under the symbol "APOA".


        Investing in our common stock involves a high degree of risk.
                  See "RISK FACTORS" beginning on page 6.


Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Prospectus dated January 10, 2002

                              TABLE OF CONTENTS

     PART I

                                                                Page

SUMMARY                                                           4

RISK FACTORS                                                      6

FORWARD-LOOKING STATEMENTS                                        8

MANAGEMENT'S DISCUSSION AND ANALYSIS AND
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                     9

USE OF PROCEEDS                                                   9

DILUTION                                                         11

SELLING SHAREHOLDERS                                             11

PLAN OF DISTRIBUTION                                             16

DESCRIPTION OF CAPITAL STOCK                                     18

LEGAL MATTERS                                                    19

EXPERTS                                                          19

WHERE YOU CAN FIND MORE INFORMATION                              20

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                20


     PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS                        22

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA                  23

UNDERTAKINGS                                                     37

SIGNATURES                                                       38

INDEX TO EXHIBITS                                                39

You should rely only on the information contained in this prospectus and the accompanying materials delivered with it. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders listed on page 11 are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.


                             SUMMARY INFORMATION

This summary highlights information contained elsewhere in this prospectus.
It contains a summary of the most significant aspects of the offering that you should consider before investing in our common stock. The securities offered hereby involve a high degree of risk. Prior to making an investment decision, potential investors should carefully review the entire prospectus, with special attention given to the information under "RISK FACTORS" beginning at page 6. As used throughout this prospectus, the terms "APO," "we," "us," and "our" refer to APO HEALTH, INC.

Our Business

APO distributes medical, dental and veterinary supplies which are manufactured by others. These products include protective garments such as disposable isolation gowns, face masks and gauzes as well as other medical disposable items including latex gloves, needles, syringes and health and beauty aids and pharmaceuticals. Products are marketed and sold primarily (i) on a wholesale basis to other distributors (approximately 70% of total revenues); (ii) directly to doctors, dentists, institution and veterinarians (approximately 30% of total revenues).

Our History

The Company was incorporated in 1987 under the name of Xetal, Inc. In 1994, Xetal Inc. was acquired by Insurance Kingdom, Inc., a Utah public company. In connection with that transaction Insurance Kingdom changed its name to Xetal, Inc., and Xetal, Inc., the New York corporation changed its name to APO Health, Inc. APO became a wholly owned subsidiary of Xetal, Inc., the Utah corporation.

The present operations of the Company's predecessor commenced about 1987 and presently, through its subsidiaries, APO is a distributor, supplier of disposable medical products principally to dental, medical and veterinary professionals. These products include protective garments such as isolation gowns, face masks and gauze as well as other disposable items such as latex gloves, needles, syringes, health and beauty aids and pharmaceuticals.

Management has elected to concentrate the Company's efforts in specialized markets for disposable dental, medical and veterinary products. The Company currently distributes over 6,000 different products. Products are marketed and sold primarily (i) to other distributors (accounting for approximately 70% of revenues) (ii) directly to doctors, dentists and veterinarians (accounting for approximately 30% of revenues).

Universal, APO's veterinary division, is a full service veterinary supply company generated through direct marketing trade shows and mail order.

Pursuant to a Tax-Free Reorganization Agreement effective June 13, 2001 (a copy of which is attached hereto as Exhibit "10.1"), Internetfinancialcorp.com, Inc. ("IFAN"), a Nevada corporation, acquired 3,046,300 of the 3,209,563 outstanding shares of common stock of APO Health, Inc, which represent approximately 91%. Whereupon, IFAN became the sole owner and operator of the business and properties of APO Health, Inc.

APO Health, Inc. presently trades on the Over The Counter Bulletin Board stock exchange under the symbol "APOA".

Products and Services

Currently, APO distributes approximately 6,000 different products within the medical, dental and veterinary markets. Several of the principal products are described below:

Dental: APO markets and distributes protective gloves, needles, prophy angles, barrier protection products, gowns, face masks, gauze products, topical anesthetics and infection control chemicals to the dental industry.

Some of the more prominent products are: FloamTM - This product is a topical fluoride treatment in a foam format which is offered in four flavors and is marketed as a dental hygiene product for direct consumer use. Prophy Jet
Powder: This product, marketed and distributed to the dental industry, is used primarily to prevent clogging and ensure even flow through prophy jet units; and the GobbleTM. This product, also marketed and distributed to the dental industry, is a bacterial product which forms a potent biofilm that adheres to evacuation in dental equipment which causes organic waste to be reduced to carbon dioxide and water.

Medical: APO markets and distributes protective gloves, tapes, syringes, needles, protective barrier gowns and gauze products and instruments and pharmaceuticals to the medical and health care industry.

Veterinarian: APO markets and distributes protective gloves, needles, gowns, tapes, and full line of veterinary products to the veterinary industry.

Dr. Stahl's Dental First Aid Product: This is a new proprietary product which the Company plans to market and distribute for direct consumer use. This kit is designed to allow the consumer to perform limited emergency dental functions such as replacing lost fillings and repairing broken dentures.

In addition to the foregoing, which represent the most popular product lines, APO distributes a wide range of other medical, dental and veterinary supplies and products. APO obtains its products from third party manufacturers and suppliers. At the present time, APO does not have any contractual arrangements with any of its suppliers or manufacturers. Although APO does not have any such contractual arrangements, APO believes that there are adequate alternative manufactures which would be able to provide adequate manufacturing capabilities in the event its present manufacturers were unable, or unwilling to continue to provide APO with manufacturing services.

Our Address

We maintain our principal executive offices 3590 Oceanside Avenue, Oceanside, New York 11572. The Company's telephone number is (516) 594-0005. Our web site is located at www.apohealth.com. Information contained on our web site is not part of this prospectus.

The Offering

Common stock offered (1)                                4,655,110 shares

Common stock outstanding before the Offering (2)        23,210,413 shares

Common stock outstanding after the Offering (3)         23,210,413 shares

Over the Counter Bulletin Board symbol:                 "APOA"

(1) Based upon a Registration Rights Agreement which was included in a Regulation D, Rule 506 Offering completed on May 31, 2001, (Exhibit "10.2"), whereupon 499,997 shares were issued. Pursuant to other agreements as are set forth in the "USE OF PROCEEDS" section and, in the "SELLING SECURITY HOLDERS" section, sub-heading, "Certain Relationships and Related Transactions", the Company is registering a total of 4,655,110 shares restricted common stock of which 2,350,902 are shares available through the purchase of Company warrants, the terms of which are set forth below herein.

(2)  As of November 29, 2001.

(2)(3) Does not include shares of common stock that are issuable upon the exercise of outstanding warrants.


                                RISK FACTORS

Any investment in our shares of common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations, and financial condition would likely suffer. In such circumstances, the market price of our common stock could decline, and you may lose all or a part of the money you paid to buy our common stock.

Narrow Operating Margins

The Company's sales are typically of low profit margin items, with net operating margins averaging between 2% and 4% of gross revenues. As such, any downturn in sales could adversely affect the Company's ability to operate profitably and could result in operating losses in the future.

Potential Impact of Changing Economic Factors in the Health Care Markets

The health care industry has been typified in recent years by strict cost containment measures imposed by federal and state governments, private insurers and other "third party" payers of medical costs. In response to these pressures, virtually all segments of the health care market have become extremely cost sensitive and in many cases hospitals and other health care providers have become affiliated with purchasing consortiums which are charged with obtaining large quantities of needed products at the lower possible cost. These factors in combination have had an adverse impact upon smaller suppliers and manufactures, such as the Company, which are either unable to supply the large quantities sought by the purchasing consortiums or which are unable to respond to the need for lower product pricing. Although management believes that its planned expansion program will enable it to meet the demand for large quantity orders, and despite management's belief that the dramatic increased demand for safety oriented products, such as the disposable products offered by the Company, will offset these factors, there can be no assurance that the Company will be able to overcome the negative impact of these conditions in the health care marketplace.

Potential Impact of FDA and Governmental Regulation

Some of the Company's products may be regulated as medical devices by the federal Food and Drug Administration (the "FDA") pursuant to the federal Food and Drug Cosmetic Act (the "ACT") and are, or may be, subject to regulation by other federal and state governmental agencies. The FDA has comprehensive authority to regulate the development, production, distribution and promotion of medical devices. Furthermore, certain states impose additional requirements on the distribution of medical devices. The FDA may require pre-market approval of some of the Company's proposed products, requiring extensive testing and a lengthy review process. The cost of complying with present and future regulations may be significant. Furthermore, the regulatory approval process and attendant costs may delay or prevent the marketing of products developed by the Company in the future. The Mandatory Device Reporting ("MDR") regulation obligates manufactures including, in some cases, distributors such as the Company, to provide information to the FDA on injuries alleged to have been associated with the use of a product or certain products failures which could cause injury. The FDA is empowered to take action against manufacturers of regulated products including both civil and criminal remedies, and may also prohibit or suspend the marketing of products if circumstances so warrant. Any such action by the FDA could result in a disruption of the Company's operations for an undetermined time.

Product Liability; Cost and Availability of Insurance

Providers of medical products to hospitals and other health care institutions may encounter liability for damages to patients in the event that their products prove to be defective. Certain of the Company's products and proposed products will be utilized in medical procedures where the Company could be subject to claims for such injuries resulting from the use of its products. Recent developments in the insurance industry have reduced the availability and increased the cost of liability insurance coverage. At present, the Company maintains product liability insurance coverage in the amount of $1,000,000 with an umbrella to $4,000.000. However, as a result of the continuing changes in insurance coverage and premiums, no assurance can be given that such insurance will be adequate to fully protect the Company in the future or that product liability insurance can be maintained at a reasonable cost.

Lack of Patent Protection

At present, the Company does not rely upon patent protection for any of its products and such protection is not believed to be essential by management because of the character of its products. Furthermore, there is little likelihood that it will develop patentable products or processes in the foreseeable future. In the absence of such protection, the Company will primarily rely upon trade secrets and proprietary techniques, where applicable to attain or maintain any commercial advantage. There is no assurance that competitors will not independently develop and market, or obtain patent protection for, products similar to those designed or produced by the Company, and thus negate any advantage of the Company with respect to any such products. Even if patent protection becomes available to the Company, there can be no assurance that such protection will be commercially beneficial.

Competition

The dental medical and veterinary products supply businesses are intensely competitive. At present, the Company estimates that there are over 20 companies whose products compete with many of the Company's present and proposed products. These companies range from major multinational companies to enterprises which are smaller in size and financial ability than the Company. The Company's present and prospective competitors also include the numerous manufactures and suppliers of reusable medical products and manufacturers of raw material used by the Company. Many of the Company's competitors have far greater financial resources, larger staffs, and more established market recognition in both the domestic and international markets than the Company.

Dependence Upon Third Party Manufacturers/Suppliers

The Company does not directly manufacture any of the products it presently sells. The products distributed by the Company are, for the most part, manufactured by third parties in the United States, the Far East, Mexico and Canada. In general, the Company does not have long-term contracts with its manufacturers. Although the Company believes alternative sources for virtually all of its products are readily available, there can be no assurance that the available supply from such alternative sources would be adequate to meet the increased demand for production that would most likely result from any significant disruption in the Company's traditional manufacturers and suppliers of its products.

Foreign Manufacturing

Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and similar import/export controls and changes in governmental policies. Although, to date, the Company has not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future with the result of possible increases in product costs and/or delays in product delivery which would, in all likelihood, result in the loss of revenues and goodwill by the Company.

Agreements with Management

Dr. Jan Stahl, Chief Executive Officer presently has an employment agreement with the Company which pays him an annual salary, a bonus if certain net sales
goals have been achieved and, an auto allowance (Exhibit "10.4").   In the
years

1999 and 2000, Dr. Stahl and Mr. Steil each received 300,000 shares of the Company's common stock in lieu of cash as performance bonuses pursuant to their current employment agreements. In March 2001, Dr. Stahl and Mr. Steil have each received 150,000 shares of the Company's stock in lieu of cash as performance bonuses pursuant to previous employment agreements.

We are dependent upon the ongoing services of certain of our executives, the loss of whom could have a detrimental effect on our profitability and the market price of our stock.

We are principally dependent upon the personal efforts and abilities of Dr. Jan Stahl and Mr. Peter Steil, its principal operating officers. The loss of either of these individual could have a materially adverse effect upon the Company's ability to successfully carry on its business. In addition, although APO Health is contemplating obtaining "keyman" life insurance upon the lives of Dr. Stahl and Mr. Steil in the amount of not less than $1,000,000 each, if the Company were to lose the services of either Dr. Stahl or Mr. Steil, the Company's business could be adversely affected and there can be no assurance that the proceeds of such insurance would be adequate to secure an adequate replacement or to fully compensate the Company for such loss. Furthermore, as the Company expands its present operations, it will require the services of additional skilled personnel. There can be no assurance that it will be able to attract persons with the requisite skills and training to meet future needs or, even if suitable persons are found that they will be available on terms acceptable to the Company.

We do not intend to pay dividends, and so the only return on your investment, if any, will occur upon the appreciation and sale of our common stock.

We have not paid any dividends and there are presently no plans to pay any such dividends in the foreseeable future. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including earning, financial condition, capital requirements and other factors. There are no contractual restrictions on the Company's present or future ability to pay dividends. Further, there are no restrictions on any of the Company's subsidiaries, which would, in the future, adversely affect the Company's ability to pay dividends to its shareholders. (See "DILUTION")

The limitations on director liability contained in our articles of incorporation and bylaws may discourage suits against directors for breach of fiduciary duty.

As permitted by Nevada law, our articles of incorporation and bylaws provide that members of our Board of Directors are not personally liable to you or APO for monetary damages resulting from a breach of their fiduciary duties. These limitations on director liability may discourage shareholders from suing directors for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought against a director by shareholders on APO's behalf. Furthermore, our bylaws, as amended, provide for mandatory indemnification of directors and officers to the fullest extent permitted by Nevada law. All of these provisions limit the extent to which the threat of legal action against our directors for any breach of their fiduciary duties will prevent such breach from occurring in the first instance.


             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of the future tense or by predictive or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding APO's business, operations, and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "RISK FACTORS."

  MANAGEMENTS DISCUSSION AND ANALYSIS AND FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Results of Operations
---------------------

Net sales for fiscal year 2001 were $25.51 million compared with $30.23 million in fiscal year 2000, a decrease of 15.6%. The decrease of sales was primarily a result of a decrease in the wholesale business. Retail dental, medical and veterinary sales increased by approximately 15% while sales to wholesalers decreased by approximately 21%.

Gross margin for fiscal year 2001 was $2.77 million compared with $3.00 million in fiscal year 2000, but as a percentage of sale the gross margin increased to 10.86% in fiscal year 2001 compared to 9.94% in fiscal year 2000. Then increase in gross margin reflects a greater percentage of retail sales, which has a higher gross profit margin than wholesale sales.

Operating expenses include selling expenses and general and administrative expenses. Selling expenses for fiscal 2001 were $805,209 compared to $819,145 in fiscal year 2000, a decrease of 1.7%. General and administrative costs in fiscal 2001 were $1,685,007 compared to $2,044,602 in fiscal year 2000, a
decrease of 17.6 %.   Officer compensation in 2001 was $425,600 compared to
$592,900 in fiscal year 2000, a decrease of 28.2%. In fiscal year 2000 officers compensation included stock bonuses of approximately $305,000 compared to a stock bonus in fiscal year 2001 of $86,100. In fiscal year 2001, the Company recorded contribution to the profit sharing plan of $50,000. The Company determined that the year 2000 contribution would not be made and recognized a $50,000 reduction in general and administrative expenses. As a result of the reduction in revenue, other office expenses including mailing, printing and stationary, and telephone decrease by approximately $66,500 in fiscal year 2001 from fiscal year 2000.

Other expenses in fiscal year 2001 include $340,225 of business acquisition costs including professional and consulting fees to acquire a inactive public company. In fiscal year 2000, the Company spun off its holding company incurring professional and consulting fees of $137,135.

Liquidity and Capital Resources
-------------------------------

As of year end September 30, 2001, the Company has a net current working
capital of $1,053,050, an increase of $363,808 from September 30, 2000.   The
aforementioned business acquisition costs of $284,467 were financed by private placement proceeds. Excluding the business acquisition costs, the Company would have had cash flow from operations of approximately $290,000. The Company presently has a $2,000,000 credit facility which is sufficient to fund the operations for the next fiscal year.

The Company currently has 3,000,850 million warrants outstanding, each warrant entitling holders to purchase one share of the Company's common stock at an exercise price of either $1.00, $1.50 or $2.00 per share. There is no guarantee that any warrants will be exercised. Any proceeds from the exercise of warrants could be used to pay down the debt, expand and enhance current operations or be used for further acquisitions.


                               USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the
selling shareholders.   However, in addition to the warrants available to
the aforementioned Regulation D, Rule 506 April 24, 2001 offering subscribers, the Company entered into several warrant agreements (See "SELLING SECURITY HOLDERS", sub-heading, "Certain Relationships and Related Transactions" on page 15), which, should they be exercised, would result in the following:

- One million (1,000,000) warrants are being registered pursuant to a June 5, 2001 agreement between APO and Columbia Financial Group, Inc. (Exhibit "10.3"), each warrant equaling one share of common stock. Should Columbia Financial Group, Inc. exercise their option to purchase the 1,000,000 APO warrants, APO would realize $333,333 from the exercise of the initial 333,333 warrants, the exercise price being $1.00 per share of common stock; $499,999.50 from the exercise of an additional 333,333 warrants, the exercise price being $1.50 per share of common stock; and, $666,668 if the remaining

333,334 warrants were to be exercised, the exercise price being $2.00 per share of common stock. The purchase of all 1,000,000 APO warrants would result in the Company realizing a sum of $1,500,000.50.

- The 58 shareholders who subscribed to the April 24, 2001 APO Regulation D, Rule 506 Offering, and whose shares are being registered pursuant to a Registration Rights Agreement, and who are enumerated below in section, "SELLING SHAREHOLDERS", have the option to purchase up to 3 APO warrants per Unit purchased, each warrant entitling the holder to purchase 1,667 shares of the Company's common stock at an exercise price of $1.00 per share. Should each subscriber elect to exercise his/her/their option regarding the warrants, the Company would realize approximately $1,503,634.

- BAF Consulting, Inc. has an option to purchase 200,000 APO warrants, each warrant equaling one share of common stock. Should BAF Consulting, and/or assigns, exercise their option on their 200,000 warrants, APO would realize $66,666 from the initial 66,666 warrant exercise, the exercise price being $1.00 per share, $99,999 from the exercise of an additional 99,999 shares, the exercise price being $1.50 per share, and $133,334 if the remaining 66,667 shares were to be exercised, the exercise price being $2.00 per share.
Should BAF Consulting, Inc., and/or assigns, decide to exercise their option on all 200,000 warrants, APO would realize a sum total of $299,999.

-  Starr Consulting, Inc. has an option to purchase 200,000 APO warrants, each
warrant equaling one share of common stock.   Should Starr Consulting, Inc.,
and/or assigns, exercise their option on their 200,000 warrants, APO would realize $66,666 from the initial 66,666 warrant exercise, the exercise price being $1.00 per share, $99,999 from the exercise of an additional 99,999 shares, the exercise price being $1.50 per share, and $133,334 if the remaining 66,667 shares were to be exercised, the exercise price being $2.00 per share of common stock. Should Starr Consulting, Inc. and/or assigns decide exercise their option on all 200,000 warrants, APO would realize a sum total of $299,999.

- Denora Corporation, AEC has an option to purchase 154,000 APO warrants, each warrant equaling one share of common Should Denora Corporation, AEC, and/or assigns, exercise their option to purchase their 154,000 warrants, APO would realize $51,333 from the initial 51,333 warrant exercise, the exercise price being $1.00 per share, $76,999.50 from the exercise of an additional 51,333 shares, the exercise price being $1.50 per share, and $102,666 if the remaining 66,667 shares were to be exercised, the exercise price being $2.00 per share of common stock. Should Denora Corporation, AEC, and/or assigns, decide exercise their option on all 154,000 warrants, APO would realize a sum total of $230,998.50.

- Dr. Jan Stahl, CEO and Secretary of the Company, has an option to purchase of 250,000 APO warrants, each warrant equaling one share of APO common stock at an exercise price of $0.25 per share. Should Jan Stahl exercise his option to purchase all 250,000 APO shares, the Company would realize a sum total of $62,500.

- On June 13, 2001, APO entered into a Warrant Agreement with CSC Cornerstone Capital Corp., for the purchase of 11,000 APO shares at an exercise price of $2.00 per share. Should CSC Cornerstone Capital Corp. exercise its option to purchase all 11,000 APO warrants, the Company would realize a sum total of $22,000.

- On June 13, 2001, APO entered into a Warrant Agreement with R. B. Source Marketing Ltd., for the purchase of 136,000 APO shares at an exercise price of $1.00 per share for the first 61,000 shares; $1.50 per share for an additional
25,000 shares; and, $2.00 per share for the remaining 50,000 shares.   Should
R.B Source Marketing Ltd exercise its option to purchase all 136,000 APO warrants, the Company would realize a sum total of $161,037.50.

- On June 13, 2001, APO entered into a Warrant Agreement with Karen Zeidel, for the purchase of 75,000 APO shares at an exercise price of $1.00 per share for the first 25,000 shares; $1.50 per share for an additional 25,000 shares; and, $2.00 per share for the remaining 25,000 shares. Should Karen Zeidel exercise her option to purchase all 75,000 APO warrants, the Company would realize a sum total of $112,500.

- On June 13, 2001, APO entered into a Warrant Agreement with JVO Consulting, Inc., for the purchase of 100,000 APO shares at an exercise price of $1.00 per share for the first 33,333 shares; $1.50 per share for an additional 33,333 shares; and, $2.00 per share for the remaining 33,334 shares. Should JVO Consulting, Inc. exercise its option to purchase all 100,000 APO warrants, the Company would realize a sum total of $150,000.50.

- On June 13, 2001, APO entered into a Warrant Agreement with ARB Consulting, Inc., for the purchase of 113,000 APO shares at an exercise price of $1.00 per share for the first 37,666 shares; $1.50 per share for an additional 37,666 shares; and, $2.00 per share for the remaining 37,667 shares. Should ARB Consulting, Inc. exercise its option to purchase all 113,000 APO warrants, the Company would realize a sum total of $225,998.

- On June 13, 2001, APO entered into a Warrant Agreement with Robert Barton for the purchase of 86,000 APO shares at an exercise price of $1.50 per share for the first 50,000 shares; and, $2.00 per share for the remaining 36,000 shares. Should Robert Barton exercise his option to purchase all 86,000 APO warrants, the Company would realize a sum total of $147,000.

- On June 13, 2001, APO entered into a Warrant Agreement with Dominic Spooner for the purchase of 25,000 APO shares at an exercise price of $1.00 per share. Should Robert Barton exercise his option to purchase all 86,000 APO warrants, the Company would realize a sum total of $25,000.

Should the purchase of all the warrants be exercised as set forth herein, the Company would realize a sum total of $4,336,167. There is no guarantee that any warrants will be exercised. Any proceeds from the exercise of warrants could be used to pay down the debt, expand and enhance current operations or be used for further acquisitions.


                                   DILUTION

The shares offered in this Prospectus are validly issued, fully paid and nonassessable shares of the Company's Common Stock. The sale by the selling stockholders will not serve to dilute current equity positions in the Company.


                             SELLING SHAREHOLDERS

We issued 499,997 shares of common stock in a Regulation D, Rule 506 private placement dated April 24, 2001. The following sets forth, to our knowledge, certain information about the selling stockholders as of November 29, 2001. The percentage of beneficial ownership set forth in the table is based on a total of 23,210,413 shares of common stock outstanding as of November 29, 2001. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under warrants and options that are exercisable after January 9, 2002, are deemed outstanding for computing the percentage ownership of the stockholder holding the warrants or options but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. APO will receive no proceeds from the sale of the common stock by the selling shareholders. APO would receive proceeds should the shareholders who have warrants, as set forth herein, decide to exercise those warrants.

---------------------------   -------------   ----------   ------------   --------------   ----------   ---------
NAME:                          SHARES OF      PERCENTAGE    NUMBER OF       SHARES OF      PERCENTAGE   WARRANTS
                                 COMMON           OF          SHARES       COMMON STOCK        OF
                                 STOCK         OWNERSHIP    OFFERED BY     BENEFICIALLY    OWNERSHIP
                              BENEFICIALLY      BEFORE        SELLING         OWNED          AFTER
                                 OWNED         OFFERING    SHAREHOLDERS   AFTER OFFERING    OFFERING
                                 BEFORE
                                OFFERING
---------------------------   -------------   ----------   ------------   --------------   ----------   ---------
Betty Greco                       8,333           *            8,333            0              *           15
George Rosati                    16,667           *           16,667            0              *           30
Helana Stone                      3,333           *            3,333            0              *            6
Michael Saporsky                 16,667           *           16,667            0              *           30
Mario Branchinelli               16,667           *           16,667            0              *           30


                                     -11-

Ron Leatherman                    8,333           *            8,333            0              *           15
Chris Damakas                     3,333           *            3,333            0              *            6
Dick Levenson                     8,333           *            8,333            0              *           15
John & Wilma Schoenmaker         16,667           *           16,667            0              *           30
Moses Hasson                     16,667           *           16,667            0              *           30
John Mitchell                    16,667           *           16,667            0              *           30
Herman Logsdon                    3,333           *            3,333            0              *            6
Salvatore Sparacino               8,333           *            8,333            0              *           15
Andrew Mcveigh                   10,000           *           10,000            0              *           18
Izhar Brill                      16,667           *           16,667            0              *           30
James Bernardo                    6,667           *            6,667            0              *           12
Peter Spano (2)                   8,333           *            8,333            0              *           15
Barry Calvagna                    8,333           *            8,333            0              *           15
Stefan Spano                     13,333           *           13,333            0              *           24
Thomas Willey                     8,333           *            8,333            0              *           15
Kenneth A. Wright &
 Marguerite F. Wright Living
 Trust                            8,333           *            8,333            0              *           15
Dr. Dorthy Scarpinato             8,333           *            8,333            0              *           15
Margret Greco                    25,000           *           25,000            0              *           45
USR Management Corp.              8,333           *            8,333            0              *           15
George Greco, Sr.                25,000           *           25,000            0              *           45
David Londin                     16,667           *           16,667            0              *           30
Tim Stacy                         5,000           *            5,000            0              *            9
Joe Mansi                         5,000           *            5,000            0              *            9
Rachael Lynch                     4,167           *            4,167            0              *            8
Mike Manzella                     3,333           *            3,333            0              *            6
Mark Pellettieri                  8,333           *            8,333            0              *           15
Edna Lescrinier                   4,167           *            4,167            0              *            8
John Buffa                        1,667           *            1,667            0              *            3
Dominick Spadaro                  8,333           *            8,333            0              *           15
Giovanna Morelli                 10,000           *           10,000            0              *           18
Pasquale Cioffi                   5,000           *            5,000            0              *            9
Leslie Torino                    16,667           *           16,667            0              *           30
Anthony Aleixo                   21,667           *           21,667            0              *           39
Vicki Barak                       5,000           *            5,000            0              *            9
James Ho                          8,333           *            8,333            0              *           15
Henry Smith                       5,000           *            5,000            0              *            9
Bernard Schunicht                 5,000           *            5,000            0              *            9
Dr, Gayle Mullanox               11,667           *           11,667            0              *           21
Warren Heydorn                    5,000           *            5,000            0              *            9
Lenny Liebman                     3,333           *            3,333            0              *            6
F. Laurence Gosnell               5,000           *            5,000            0              *            9
Don Kalogeras                     5,000           *            5,000            0              *            9
Herbert Kalish                    7,500           *            7,500            0              *           14
Michael Mennella                  3,333           *            3,333            0              *            6
Cornelius & Jenette Keyser        5,000           *            5,000            0              *            9
Brian Levine                      1,667           *            1,667            0              *            3
Diane Orandello                   5,000           *            5,000            0              *            9
George Garrambone                 5,000           *            5,000            0              *            9
Donna Garrambone                  3,333           *            3,333            0              *            6
Paul Greco IRA (14)               3,333           *            3,333            0              *            6
Denise Greco IRA (14)             3,333           *            3,333            0              *            6


                                     -12-

Denise Greco (14)               158,333           *            8,333            0              *           15
Altice Capital Corp. (14)       200,833           *              833            0              *            2

     Total                      849,997           *          499,997            0              *          902

The above listed 58 shareholders represent the subscribers in the Company's April 24, 2001 Regulation D, Rule 506 Offering wherefrom 499,997 shares of
APO common stock was issued. Each Warrant equals 1,667 shares of APO's common stock.

---------------------------   -------------   ----------   ------------   --------------   ----------   ---------
NAME:                          SHARES OF      PERCENTAGE    NUMBER OF       SHARES OF      PERCENTAGE   WARRANTS
                                 COMMON           OF          SHARES       COMMON STOCK        OF
                                 STOCK         OWNERSHIP    OFFERED BY     BENEFICIALLY    OWNERSHIP
                              BENEFICIALLY      BEFORE        SELLING         OWNED          AFTER
                                 OWNED         OFFERING    SHAREHOLDERS   AFTER OFFERING    OFFERING
                                 BEFORE
                                OFFERING
---------------------------   -------------   ----------   ------------   --------------   ----------   ---------
Dr. Jan Stahl (1)               9,065,796        34%             0           9,065,796         34%        250,000
Paul Greco Family Ltd.
Partnership (14)                  500,000         *          500,000             0              *           0
Columbia Financial
Group (3)                         279,167         *              0               0              *       1,000,000
Diversified Consulting,
LLC (15)                          363,156                    363,156             0              *           0
Corrina Pollak                    150,000         *          150,000             0              *           0
R.E. Hanna                          3,500         *            3,500             0              *           0
Patrick Moan                        1,000         0            1,000             0              *           0
Robert Barton (4)(5)(16)          191,666         *          191,666           191,666          *          86,000
R. B. Source Marketing
Ltd. (4)(5)(16)                     0             *              0               0              *         136,000
Karen Zeidel (6)(16)              216,611         *              0               0              *          75,000
CSC Cornerstone Capital
Corp. (4)(7)                        0             *              0               0              *          11,000
Dominic Spooner                     0             *              0               0              *          25,000
BAF Consulting, Inc. (8)            0             *              0               0              *         200,000
Denora Corporation, AE (10)         0             *              0               0              *         154,000
JVO Consulting, Inc. (9)            0             *              0               0              *         100,000
ARB Consulting, Inc. (11)         182,944         *          182,944             0              *         113,000
Starr Consulting, Inc. (12)(17)     0             *              0               0              *         200,000
Altice CapitalCorp (14)           200,833         *          200,000             0              *           0
Netresolutions.com, Inc.           49,000         *           49,000             0              *           0
Seville Consulting, LLC (17)      162,945         *          162,945             0              *           0

     Total                     11,366,618                  1,804,211                                    2,350,000

Total previously issued shares being registered is 2,304,208; Total warrants being registered is 2,350,902; Each warrant to be converted to 1 share of common stock.

* = less than 1% of the total issued and outstanding.

(1)  Dr. Stahl is an officer and director of the Company.


                                     -13-

(2) Five Thousand (5,000) shares were issued to Peter Spano and Three Thousand Three Hundred Thirty Three (3,333) were issued to "Peter Spano IRA".

(3) One million (1,000,000) of warrants being registered are pursuant are being registered pursuant to a June 5, 2001 agreement between the Company and Columbia Financial Group, a copy of which is attached hereto as Exhibit "10.3".

(4) Robert Barton, 4284 Morgan Crescent, West Vancouver, BC, Canada V7V2N9, is the husband of shareholder, Karen Zeidel. He is also the President of R.
B. Source Marketing.

(5)  R. B. Source Marketing Ltd., 900-1055 West Georgia, Vancouver, BC, Canada
V6E2N9; President   APO shareholder, Robert Barton.

(6) Karen Zeidel, 4282 Morgan Crescent, West Vancouver, BC, Canada V7V2N9, is the wife of shareholder Robert Barton.

(7) CSC Cornerstone Capital Corp., 900-1055 West Georgia, Vancouver, BC, Canada V6E2N9; Officers and Directors, Michael Harrison and APO shareholder, Robert Barton.

(8) BAF Consulting, Inc., 115 East Main St., Florence, CO 81226, Daniel Motsinger, President.

(9) JVO Consulting, Inc., 1020 Brookstown Ave., Ste. 30, Winston-Salem, NC 27101. Joe Overcash, the President, is also a shareholder in the Company.

(10) Denora Corporation, Corporation,c/o Ian Muirhead, 29th Floor, Three Bentall Centre, 595 Burrard St., Vancouver, B.C. V7X 1J5.

(11) ARB Consulting, Inc., 12807 Valleyhill Street, Woodbridge, VA 22192, Ashleigh Good, President.

(12) Starr Consulting, Inc., 932 Burke St., Winston-Salem, NC 27101, Daniel Starczewski, President.

(13) Diversified Consulting, LLC, Main Street, Box 1298, Duck Creek Village, Utah 84762.

(14) Paul Greco Family Ltd. Partnership, 500 No. Broadway, Ste. 129, Jericho, New York 11750. Paul Greco and Denise Greco are husband and wife.

(15) APO shareholder, Paul Greco is Secretary and Treasurer of Altice Capital Corp., 500 N. Broadway, #129, Jericho, New York 11750.
   The shares being offered for registration do not come from the 506 offering. The 200,000 shares were issued for consulting services.

(16) Robert Barton has 167,361unrestricted shares of the Company's Common Stock; Karen Zeidel, the wife of Robert Barton has 189,528 unrestricted shares of the Company's common stock; Robert Barton is holding 50,000 shares of the Company's common stock on behalf of Dana Barton, the minor child of Robert Barton and Karen Zeidel.

(17) Dan Starczewski, who is the sole officer and director of Starr Consulting, is also the sole officer of and director of Seville Consulting, Inc., a Colorado corporation whose address is 413 N. Petroleum Street, Florence, CO 81226.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this Prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this Offering, and because there are currently no agreements, arrangement or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after the completion of the Offering. However, for purposes of this table, we have assumed that after completion of the Offering none of the shares covered by this Prospectus will be held by the selling stockholders.

Certain Relationships and Related Transactions

1. Columbia Financial Group ("Columbia"): Columbia is an investor relations, direct marketing, publishing, public relations and advertising firm. On June 5, 2001, APO entered into a consulting agreement with Columbia effective June 5, 2001 for an initial term of twelve months whereby Columbia will provide assistance with advertising campaigns, marketing campaigns, dealing with institutional investors, preparation of press releases and news announcements. APO agreed to compensate Columbia 1,000,000 shares of restricted common stock; and, a total of 1,000,000 warrants to be exercised as follows: (a) 334,000 warrants with an exercise price of $1.00 per warrant; (b) 333,000 warrants with an exercise price of $1.50 per warrant, and (c) 333,000 warrants with an exercise price of $2.00, available for exercise within five years from June 5, 2001.

2. On March 28, 2001, APO Health, Inc., the private company, entered into an independent contracting agreement with Worldwide Capital Corp. ("WWC"), whereby WWC would provide general consulting services assisting APO in its desire to be a publically trading entity. The services to be provided specifically do not include any fund raising or promotional activities. In return for these general consulting services, APO agreed to pay WWC the sum of $20,000 and issue to WWC and/or its assigns, 850,000 restricted shares of APO common stock. That issuance has been broken down as follows: 500,000 shares to Paul Greco Family Partnership, 200,000 shares to Altice Capital Corp. and, 150,000 shares to Denise Greco, wife of Paul Greco.

3. On March 21, 2001, APO Health, Inc., the private company, entered into an independent contracting agreement with Paladin & Associates ("P&A"), whereby P&A would provide general business consulting services assisting APO in its desire to be a publically trading entity. The services to be provided specifically do not include any fund raising or promotional activities. In return for these services, APO agreed to issue to P&A and/or its assigns, 300,000 restricted shares of APO common stock.

4. On June 13, 2001, APO entered into a Warrant Agreement with Dr. Jan Stahl, CEO and Secretary of the Company, for the purchase of 250,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share.

5. On June 13, 2001, APO entered into a Warrant Agreement with CSC Cornerstone Capital Corp., for the purchase of 11,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $2.00 per share.

6. On June 13, 2001, APO entered into a Warrant Agreement with R. B. Source Marketing Ltd., for the purchase of 136,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share for the first 61,000 shares; $1.50 per share for an additional 25,000 shares; and, $2.00 per share for the remaining 50,000 shares.

7. On June 13, 2001, APO entered into a Warrant Agreement with Karen Zeidel, for the purchase of 75,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share for the first 25,000 shares; $1.50 per share for an additional 25,000 shares; and, $2.00 per share for the remaining 25,000 shares.

8. On June 13, 2001, APO entered into a Warrant Agreement with BAF Consulting, Inc., for the purchase of 200,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share for the first 66,666 shares; $1.50 per share for an additional 66,666 shares; and, $2.00 per share for the remaining 66,666 shares.

9. On June 13, 2001, APO entered into a Warrant Agreement with Starr Consulting, Inc., for the purchase of 200,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share for the first 66,666 shares; $1.50 per share for an additional 66,666 shares; and, $2.00 per share for the remaining 66,666 shares.

10. On June 13, 2001, APO entered into a Warrant Agreement with JVO Consulting, Inc., for the purchase of 100,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share for the first 33,333 shares; $1.50 per share for an additional 33,333 shares; and, $2.00 per share for the remaining 33,334 shares.

11. On June 13, 2001, APO entered into a Warrant Agreement with Denora Corporation AEC, for the purchase of 154,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share for the first 51,333 shares; $1.50 per share for an additional 51,333 shares; and, $2.00 per share for the remaining 51,334 shares.

12. On June 13, 2001, APO entered into a Warrant Agreement with ARB Consulting, Inc., for the purchase of 113,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share for the first 37,666 shares; $1.50 per share for an additional 37,666 shares; and, $2.00 per share for the remaining 37,667 shares.

13. On June 13, 2001, APO entered into a Warrant Agreement with Robert Barton for the purchase of 86,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.50 per share for the first 50,000 shares; and, $2.00 per share for the remaining 36,000 shares.

14. On June 13, 2001, APO entered into a Warrant Agreement with Dominic Spooner for the purchase of 25,000 APO warrants, each warrant entitling the holder to purchase one share of APO common stock, at an exercise price of $1.00 per share.

On November 29, 2001, the Company filed a Form S-8 registering 600,000 shares of the Company's common stock pursuant to a Consultant's Compensation Plan. The stock was valued at $.88 per share.


                             PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees or any of their successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non sale-related transfer after the date of this Prospectus (all of whom may be selling stockholders), may sell the shares of common stock from time to time on any stock exchange or automated interdealer quotation system on which the shares of common stock are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares of common stock by one or more of the following methods, without limitation:

     o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker dealer as principal and resale by the broker or dealer for its own account pursuant to this Prospectus;

     o an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

     o ordinary brokerage transactions and transactions in which the broker solicits purchases;

     o  privately negotiated transactions;

     o  short sales;

     o through the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

     o through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

     o one or more underwritten offerings on a firm commitment or best efforts basis; and

     o  any combination of any of these methods of sale.

The selling stockholders may also transfer the shares of common stock by gift. The Company does not know of any arrangements by the selling stockholders for the sale of any of the shares.

The selling stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares of common stock at the stipulated price.

Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then-prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of selling stockholder's shares offered under this Prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares of common stock short, and, in those instances, this Prospectus may be delivered in connection with the short sales and the shares offered under this Prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders' shares being offered and the terms of the Offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchaser of selling stockholders' shares of securities, for whom them may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares of common stock offered hereby so loaned or, upon a default, may sell or otherwise transfer the pledged shares that are being offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the securities.

In accordance with a Registration Rights Agreement, which was executed pursuant to a Regulation D, Rule 506 Offering dated April 24, 2001, the Company agreed to cause the Registration Statement to include a resale Prospectus that would permit the selling stockholders to sell the offered shares without restriction and to keep the Registration Statement continuously effective for a certain period. The Company has agreed to pay certain reasonable expenses in connection with such registration. The Company will not be responsible for any underwriting fees, discounts or commissions in connection with an underwritten offering and broker-dealer concessions, commissions and allowances and marketing expenses.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

Except as otherwise noted elsewhere in this registration, the Company will not receive any proceeds from the sales of any of the shares by the selling stockholders.

The Company cannot assure you that the selling stockholders will sell all or any portion of the shares of common stock offered hereby.


                         DESCRIPTION OF CAPITAL STOCK

A brief summary of our capital stock follows.

Authorized and Outstanding Capital Stock

Our authorized capital consists of 125,000,000 shares of capital stock with a par value of $0.002, all of which have been designated as common stock. The Company has no authorized Preferred Stock. Pursuant to authority granted it by APO's Articles of Incorporation, our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including other classes or series of preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation, and voting rights. The rights of holders of other classes or series of preferred stock that may be issued could be superior to the rights of holders of common stock. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal.

As of the date of this prospectus, we have 23,210,413 shares of common stock outstanding.

Common Stock

Holders of APO common stock are entitled to one vote for each share held, are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of common stock or other securities to be issued by APO in the future. Accordingly, the holders of more than 50% in voting power of the shares of common stock voting generally for the election of directors will be able to elect all of APO's directors.

Holders of APO common stock have no exchange, conversion, or preemptive rights, and such shares are not subject to redemption. All outstanding shares of APO common stock are, and upon issuance the Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights, if any, of holder of any outstanding class or series of capital stock having a preference in relation to the common stock as to distributions upon the dissolution, liquidation and wind-up of APO and as to dividends, holder of APO common stock are entitled to share ratably in all assets of APO that remain after payment in full of all debts and liabilities of APO, and to receive ratably such dividends, if any, as may be declared by APO' board of directors from time to time out of funds and other assets legally available for such purpose.

APO common stock currently trades on Nasdaq's OTC Bulletin Board stock exchange ("OTCBB") under the symbol "APOA".

Dividend Policy

APO intends to retain its earnings to provide funds for reinvestment in its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future. Any payment of the dividends by APO will be subject to the then existing business conditions and the business results, cash requirements and financial condition of APO, and will be at the discretion of its board of directors.

Certain Effects of Authorized But Unissued Stock

As the description of the APO common indicates, APO has shares of common stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including use in future public offerings to raise additional capital, corporate acquisitions or being paid as dividends on APO outstanding capital stock.


                                LEGAL MATTERS

An action was commenced against the Company in the Circuit/Superior Court of Marion Count, Indiana, entitled "Kenro, Inc., on behalf of itself and all others similarly situated vs APO Health, Inc., case no. 490120191CP000016" This lawsuit involves the receipt by Kenro, Inc., of one unsolicited fax sent by the Company and seeks damages under the Telephone Consumer Protection Act. Following a hearing the Circuit/Superior Court certified the action as a class action proceeding. The Company has retained counsel in and is vigorously defending the action. In addition, the Company commenced Third Party proceedings against the company which provided the mailing list used by the APO Health, Inc., and the company which transmitted the faxes. In the Third Party action, the Company seeks indemnification and/or contribution from these third parties. It is the Company's belief that it will prevail in these proceedings; but in the unlikely event that a judgment is entered against the Company, that the damages are covered by insurance up to the limits of the Company's insurance policies.

However, on October 24, 2001, Merchants & Business Men's Insurance Company, the insurance company which insures the Company and extended coverage to the Company in the Kenro, Inc., law suit, commenced an action for a Declaratory Judgment against the Company in the Supreme Court, New York County, State of New York. That action which is entitled "Merchant's & Business Men's Mutual Insurance Company vs APO Health, Inc., case number 01-605091" seeks a determination by the New York Supreme Court as to the extent of insurance coverage, if any, which Merchants is required to extend in the Kenro, Inc.,
law suit.   Merchants claims that it is not obligated to extend insurance coverage to the Company. However, until such time as there is a determination adverse to the Company's interests, Merchants has continued provide a defense
for the Company.   The Company has retained counsel to protect its interests
and believes that based upon the terms of its policy of insurance with Merchants, the Court will find in its favor.

On August 13, 2001, the Company was named as a defendant in an action in the United States District Court for the Northern District of New York. That action, entitled "Ivoclar Vivadent, Inc., vs APO Health, Inc., under case no. 01CV0576" claims that the Company sold Ivoclar Vivadent products without the necessary material safety data sheets which Ivoclar claims is necessary. The action also claims that the Company sold its products utilizing improper packaging. The Company denies these claims and has negotiated a settlement the terms of which the Company's counsel believes, will result in the action being discontinued under terms that will not require the payment of any monetary consideration by the Company.

The legality of the issuance of the shares offered hereby will be passed upon for us by the law offices of Carmine J. Bua, San Diego, California. (Exhibit "5")


                                    EXPERTS

The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the APO Health, Inc. on Form 10-QSB, filed on August 17, 2001 for the period ended June 30, 2001, have been unaudited by Malone & Bailey, PLLC, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. (The Company recently changed its year-end to September 30th.)

                      WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires APO to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements, and other information with the Commission. You can inspect and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

You can receive additional information about the operation of the Securities and Exchange Commission's Public Reference Rooms by calling the Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov which contains reports, proxy and information statements, and other information regarding companies that file information electronically with the Securities and Exchange Commission.


              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have already filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the SEC will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that
we filed with the SEC (Registration No. 333-      ).  The following documents
previously filed with the SEC are specifically incorporated herein by reference:

1.  Report on Form 8-K filed with the SEC on June 28, 2001;

2.  Registration on Form S-8 with the SEC on July 30, 2001;

3. The quarterly report on Form 10-QSB for APO Health, Inc. for the quarter ended June 30, 2001, filed with the SEC on August 17, 2001;

4. The quarterly report on Form 10-QSB/A for APO Health, Inc. for the quarter ended June 30, 2001, filed with the SEC on September 13, 2001;

5.  Report on Form 8-K filed with the SEC on October 12, 2001;

6.  Report on Form 8-K/A filed with the SEC on October 25, 2001; and

7.  Registration on Form S-8 filed with the SEC on November 29, 2001.

Pursuant to SEC rules, copies of items 3 and 4 above are being furnished with
this prospectus, and should be considered a part of this prospectus.   In
addition, you may request a free copy of any of the above filings, or any filings subsequently incorporated by reference into this prospectus, by writing or calling us at the following address:

                              3590 Oceanside Rd.
                           Oceanside, New York 11575
                                (800) 365-2839
                             Attn: Jan Stahl, CEO

IMPORTANT NOTE: You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted.

                               4,644,110 Shares

                                      of

                                 Common Stock

                                      of

                               APO HEALTH, INC.



                        ------------------------------

                                  PROSPECTUS

                        ------------------------------



                       Prospectus dated January 10, 2002

                                   PART  II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:

Itemization.                       Amount

SEC registration fee               $  593.52
Transfer Agency fees               $1,250.00
Accounting fees and expenses       $5,000.00
Printing                           $  500.00
Miscellaneous                      $  500.00
Total                              $7,843.52


                  INDEMNIFICATION OF OFFICES AND DIRECTORS

Our Articles of Incorporation authorize the Board of Directors, on behalf of us, and without shareholder action, to exercise all of our powers of indemnification to the maximum extent permitted under the applicable statute as amended permits us to indemnify our directors, officers, employees fiduciaries and agents as follows:

The State of Nevada permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

     (a) The person conducted himself or herself in good faith;

     (b) The person reasonably believed:

          (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

          (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests.

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

The indemnification discussed herein is not exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. Provisions regarding indemnification of officers and directors of APO are contained in APO's bylaws.

Exhibits

See "INDEX TO EXHIBITS" below.


                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

APO Health, Inc. is providing the following information to assist you in your financial analysis of the Company. The table below represents selected historical consolidated statement of operations and balance sheet data of APO Health, Inc. and subsidiaries. The consolidated statement of operations data set forth below for the year ended September 30, 2001 and the consolidated balance sheet data as of September 30, 2001 are derived from, and are qualified by reference to, the unaudited consolidated financial statements of APO Health, Inc. and subsidiaries, included elsewhere in this prospectus.

In APO Health, Inc.'s opinion, the audited consolidated information for the year ended September 30, 2001 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with APO Health, Inc.'s historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.









        [THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
   APO Health, Inc. (formerly Xetal, Inc.)
   Oceanside, New York

We have audited the accompanying consolidated balance sheet of APO Health, Inc. as of September 30, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended September 30, 2001 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of APO Health, Inc. as of September 30, 2001 and the results of their operations and their cash flows for the years ended September 30, 2001 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made to form an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements and schedule are presented to comply with the rules and regulations under the Securities and Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplemental schedule for the years ended September 30, 2001 and 1999 have been subjected to the auditing procedures applied in the audits of the basic financial statements. In our opinion, the supplemental schedule referred to above fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Linder & Linder
Certified Public Accountants
Dix Hills, New York
December 3, 2001

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
   APO Health, Inc. (formerly Xetal, Inc.)
   Oceanside, New York

We have audited the accompanying consolidated balance sheet of APO Health, Inc. as of September 30, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of APO Health, Inc. as of September 30, 2000 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made to form an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements and schedule are presented to comply with the rules and regulations under the Securities and Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplemental schedule for the year ended September 30, 2000 has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the supplemental schedule referred to above fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


MALONE & BAILEY, PLLC

April 5, 2001
Houston, Texas

                               APO HEALTH, INC.
                            (formerly Xetal, Inc.)
                          CONSOLIDATED BALANCE SHEETS
                          September 30, 2001 and 2000

                                                       2001           2000
                                                    ----------     ----------
ASSETS
Current Assets
  Cash                                              $  179,167     $   90,732
  Accounts receivable, net of allowance
    for doubtful accounts of $29,000 and $59,800     1,768,501      2,167,261
  Inventory                                          1,692,209      1,895,334
  Due from officers                                     99,844         15,294
  Deferred tax asset                                    36,020         34,563
  Other current assets                                 165,935         30,242
                                                    ----------     ----------
     Total Current Assets                            3,941,676      4,233,426

Property and Equipment, net of accumulated
  depreciation of $76,606 and $78,001                   40,389         57,289
Goodwill, less accumulated amortization
  of $53,802 and $53,802                               125,537        125,537
Deposits                                                 7,500          7,500
                                                    ----------     ----------
TOTAL ASSETS                                        $4,115,102     $4,423,752
                                                    ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Bank notes payable                                $1,736,224     $1,892,670
  Accounts payable                                   1,056,117      1,449,550
  Accrued expenses                                      50,776        203,964
  Due to officer                                        45,509
                                                   -----------     ----------
     Total Current Liabilities                       2,888,626      3,546,184
                                                   -----------     ----------

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value, 2,000,000
    shares authorized, 0 shares issued
  Common stock, $.0002 par value, 125,000,000
    shares authorized, 23,132,089 and 14,216,422
    shares issued and outstanding                        4,626          2,843
  Paid in capital                                    1,452,530        983,345
  Retained earnings (deficit)                         (230,680)      (108,620)
                                                    ----------     ----------
     Total Stockholders' Equity                      1,226,476        877,568
                                                    ----------     ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $4,115,102     $4,423,752
                                                    ==========     ==========

     See accompanying auditors' report and notes to financial statements.

                               APO HEALTH, INC.
                            (formerly Xetal, Inc.)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999


                                                 2001           2000           1999
                                              -----------    -----------    -----------
Revenues                                      $25,513,303    $30,232,347    $32,147,128
Cost of revenues                               22,742,103     27,225,517     29,315,258
                                              -----------    -----------    -----------
Gross Margin                                    2,771,200      3,006,830      2,831,870
                                              -----------    -----------    -----------
Operating Expenses
  Selling                                         805,029        819,145        833,764
  General and administrative                    1,685,007      2,044,602      1,795,606
                                              -----------    -----------    -----------
                                                2,490,036      2,863,747      2,629,370
                                              -----------    -----------    -----------

Income from operations                            281,164        143,083        202,500

Interest expense                                  153,698        141,704         91,759
Holding company spinoff costs                                    137,135
Business acquisition costs                        340,225
                                              -----------    -----------    -----------
  Income before provision for income
    taxes and extraordinary item                 (212,759)      (135,756)       110,741

Provision (benefit) for income tax                (90,699)        46,569         50,840
                                              -----------    -----------    -----------
  Income (loss) before extraordinary item        (122,060)      (182,325)        59,901

Extraordinary item, net
  - debt forgiveness                                             (58,575)       211,323
                                              -----------    -----------    -----------
     NET INCOME (LOSS)                        $  (122,060)   $  (240,900)   $   271,224
                                              ===========    ===========    ===========

Basic and diluted
Earnings per common share
  - before extraordinary item                 $      (.01)   $      (.02)   $      0.01
  - from extraordinary item                                          .00           0.04
                                              -----------    -----------    -----------
Net income per common share                   $      (.01)   $      (.02)   $      0.05
                                              ===========    ===========    ===========
Weighted average common shares
  outstanding                                  21,532,814     13,217,660      5,261,432

     See accompanying auditors' report and notes to financial statements.

                               APO HEALTH, INC.
                            (formerly Xetal, Inc.)
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                      Retained
                           Common Stock                 Paid in       Earnings      Treasury
                              Shares       Amount       Capital      (Deficit)       Stock         Totals
                           ----------    ----------    ----------    ----------    ----------    ----------
Balances,
  September 30, 1998          928,263    $      928    $  614,012    $ (235,208)                 $  379,732

Retroactive
  Stock split               4,585,619           175         (175)

Stock acquired with
  Debt forgiveness                                                                 $     (180)         (180)

Net income                                                              271,224                     271,224
                           ----------    ----------    ----------    ----------    ----------    ----------
Balances,
  September 30, 1999        5,513,882         1,103       613,837        36,016          (180)      650,776

Retroactive
  Stock split               7,221,240           259          (259)

Cancellation of
  Treasury stock             (180,000)         (180)                                      180


Spin-off of Xetal, Inc.                                   (96,264)       96,264

Issuance of stock for
  Debt                        600,000           600       161,438                                   162,038

Issuance of stock for
  Services                  1,061,300         1,061       304,593                                   305,654

Net (loss)                                                             (240,900)                   (240,900)
                           ----------    ----------    ----------    ----------    ----------    ----------
Balances,
  September 30, 2000       14,216,422         2,843       983,345      (108,620)            0       877,568

Retroactive
  Stock split               1,470,000            54           (54)

Issuance of stock for
  Officers' bonus             300,000           300        86,100                                    86,400

Sale of stock                 500,000           100       279,900                                   280,000

Recapitalization
  Reverse acquisition       2,500,000           500          (500)

Issuance of stock for
  Services                  4,145,667           829       103,739                                   104,568

Net loss                                                               (122,060)                   (122,060)
                           ----------    ----------    ----------    ----------    ----------    ----------
Balances,
  September 30, 2001       23,132,089    $    4,626    $1,452,530    $ (230,680)   $        0    $1,226,476
                           ==========    ==========    ==========    ==========    ==========    ==========

     See accompanying auditors' report and notes to financial statements.

                               APO HEALTH, INC.
                            (formerly Xetal, Inc.)
                CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999


                                                     2001           2000           1999
                                                  -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                 $  (122,060)   $  (240,900)   $   271,044
Adjustments to reconcile net income to
  net cash flows from operating activities
    Depreciation and amortization                      16,900         30,370         29,545
    Bad debts                                         (30,800)       (29,400)        (5,200)
    Deferred taxes                                     (1,457)         6,937        (18,500)
    Stock issued for services                         190,969        305,654
    Write off of a deposit                                            20,000
    Gain on asset retirement                                           3,105
    Gain on debt forgiveness                                                       (314,643)
    Write-off of registration costs                                                  49,523
  Changes in:
    Accounts receivable                               429,560        344,857        123,956
    Inventory                                         203,124       (619,757)      (299,245)
    Other current assets                             (135,693)        22,694        (31,777)
    Accounts payable                                 (393,433)      (449,002)       (38,897)
    Accrued expenses                                 (153,188)      (330,309)      (120,625)
    Income taxes payable                                            (107,491)       101,491
                                                  -----------    -----------    -----------
     CASH FLOWS PROVIDED BY (USED IN
       OPERATING ACTIVITIES                             3,922     (1,043,242)      (253,328)
                                                  -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                                    (7,187)        (6,225)
Increase in deposits                                                  (2,543)
                                                  -----------    -----------    -----------
     CASH FLOWS (USED IN)
       INVESTING ACTIVITIES                                 0         (9,730)        (6,225)
                                                  -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of loans payable                                                           (135,357)
Advances from officer, net                            (39,041)       116,645        116,335
Proceeds from bank notes payable, net                (156,446)       985,820        293,878
Proceeds from sale of stock                           280,000
                                                  -----------    -----------    -----------
     CASH FLOWS PROVIDED BY (USED IN)
       FINANCING ACTIVITIES                            84,513      1,102,465        274,856
                                                  -----------    -----------    -----------

Net increase (decrease) in cash                        88,435         49,493         15,303

Cash balances
  Beginning of period                                  90,732         41,239         25,936
                                                  -----------    -----------    -----------
  End of period                                   $   179,167    $    90,732    $    41,239
                                                  ===========    ===========    ===========


     See accompanying auditors' report and notes to financial statements.

                               APO HEALTH, INC.
                            (formerly Xetal, Inc.)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business and basis of consolidation. APO Health, Inc. ("APO") was incorporated under the laws of the state of New York in August 1978. The Company and its wholly-owned subsidiary, Universal Medical Distributors, Inc. ("Universal") distribute disposable medical products principally to dental, medical and veterinary professionals and wholesalers in the United States, principally on the East Coast. In September 1994, APO had acquired an inactive public company, Xetal, Inc. ("Xetal") in a reverse acquisition transaction. On December 23, 1999, APO assumed all of the assets and liabilities of Xetal and 100% of the Company shares held by Xetal were distributed to the existing shareholders of Xetal on a pro rata basis as a stock dividend. The spin-off is treated as a reverse spin-off, as if APO had spun off Xetal, in order to reflect the substance of the transaction. These consolidated financial statements reflect consolidated accounts of all three companies up to December 23, 1999, the effective date of the spin-off, and of APO and Universal thereafter.

Effective June 13, 2001, InternetFinancialCorp.com, Inc., ("IFAN"), a Nevada corporation, which is an inactive public company acquired APO, (collectively, the "Company"), pursuant to a tax-free reorganization agreement. The acquisition was accounted for by the purchase method under business combinations in a reverse acquisition transaction. Concurrently, IFAN changed its name to APO Health, Inc., a Nevada corporation.

Cash and cash equivalents. For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Revenue recognition occurs when products are shipped.

Advertising is expensed as incurred. For the years ended September 30, 2001, 2000 and 1999 advertising expense amounted to $196,173, $238,767 and $143,676, respectively.

Merchandise inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and equipment is stated at cost. Depreciation is provided for on the straight-line method over the useful estimated life. The cost of maintenance and repairs is expensed as incurred.

Goodwill represents the excess of the cost of two companies acquired over the fair value of their net assets at the dates of acquisition in 1996 and is being amortized using the straight line method over 15 years. Effective to the issuance of FASB No. 142 the Company discontinued amortizing goodwill.

The Company follows Statement of Financial Accounting Standards No. 121, Impairment of Long-lived Assets, by reviewing such assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Shipping and handling is expensed as incurred. Shipping and handling is included in selling expense and amounted to $240,709, $215,510 and $241,419 for the years ended September 30, 2001, 2000 and 1999, respectively.

Income taxes are computed using the tax liability method of accounting, whereby deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences reverse.

Basic net income per share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income by the weighted average number of common shares outstanding plus potential dilutive securities. Effective to the June 13, 2001 acquisition, the weighted average number of shares of common stock have been retroactively restated to give effect for the 5.94 to 1 stock split.

Reclassifications. Certain reclassifications of certain prior year amounts were made to conform to the current year presentation.

Estimates and assumptions. Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates.


NOTE 2 - SUPPLEMENTAL CASH FLOW STATEMENT DISCLOSURES

                                            2001         2000         1999
                                         ----------   ----------   ----------
Cash paid during the year for
  Interest                               $  143,901   $  144,381   $   84,721
  Income taxes                                            65,000       65,349

Non-cash transactions:
  Spinoff of Xetal, Inc.                              $   96,624
  Note payable paid by issuance of stock                 162,038

NOTE 3 - BANK NOTES PAYABLE

On April 2, 2001, the Company renewed its credit facility with HSBC Bank USA that provides for total borrowings that may not exceed $2,000,000. Bankers acceptances and letters of credit, which relate to specific importation transactions, may not exceed $500,000 each and own-note borrowing, which does not relate to specific transactions, may not exceed $1,500,000. The credit facility is collateralized by substantially all of the Company's assets and is personally guaranteed by the two majority Company stockholders. Interest of prime + 1% on the own-note borrowings is payable monthly and the bankers acceptance fees of 200 basis points above the discount rate are paid at the inception of the bankers acceptance. Borrowings on the credit facility are payable on demand, or upon maturity, which is up to 180 days after the initiation of a bankers acceptance or March 31, 2002, for own-note borrowings, whichever is earlier. On April 2, 2001, the date the credit facility was renewed, outstanding own-note borrowings were $1,949,000, and the $449,600 excess over the sub-limit was converted to a term loan payable over one year in monthly installments of $37,467. Interest will be at the bank's prime rate plus 1%.

Own-note borrowings were $1,370,000 and $1,121,600 as of September 30, 2001 and 2000, respectively. As of September 30, 2001 and 2000, bankers acceptances totaled $103,958 and $771,070, respectively, and there were $113,179 and $0 respectively, letters of credit outstanding. As of September 30, 2001 and 2000, the term loan amounted to $262,266 and $449,600, respectively.

The credit facility matures March 31, 2002.

NOTE 4 - DEBT FORGIVENESS

During 1996 and 1997, the Company raised $500,000 in total notes payable to several individuals. In connection with the 1997 offering, 200,000 shares of common stock and warrants to purchase 2,500,000 shares of common at $5 were issued.

During 1999 and 1998, the Company settled the above debts for $150,357 and return of 180,000 shares and 2,250,000 warrants, and recorded extraordinary gains of $211,323 and $36,533, net of tax of $103,500 and $12,000,
respectively. During fiscal 2000, APO cancelled the 180,000 shares of common stock.

During 2000, several note-holders demanded a renegotiation of the settlement and the Company paid another $88,750, which is shown as an extraordinary expense.


NOTE 5 - RELATED PARTY NOTES PAYABLE

As of September 30, 1999, $162,038 of notes payable owed to the two majority stockholders was outstanding. In October 2000, these stockholders exchanged the notes for 600,000 shares of Company stock.

Advances due to/from officers are non-interest bearing and due on demand.


NOTE 6 - INCOME TAXES

Income taxes (benefit) consist of the following:

                                            2001         2000         1999
                                         ----------   ----------   ----------
     Current                             $  (89,242)  $   76,273   $   62,766
     Deferred                               ( 1,457)     (29,704)     (11,926)
                                         ----------   ----------   ----------

                                         $  (90,699)  $   46,569   $   50,840
                                         ==========   --========   =--=======

A reconciliation of income tax at the federal statutory income tax rate to total income taxes is as follows:

                                            2001         2000         1999
                                         ----------   ----------   ----------
     Computed at the federal
       statutory rate of 34%             $  (72,338)  $    7,641   $   29,004
     State income tax (benefit)             (12,560)       8,146       20,000
     Valuation allowance adjustment          22,300       30,782
     Other adjustments                      (28,101)                    1,836
                                         ----------   ----------   ----------
                                         $  (90,699)  $   46,569   $   50,840
                                         ==========   ==========   ==========

The components of deferred taxes are as follows:

                                                         2001         2000
                                                      ----------   ----------
     Deferred tax assets
       Allowance for doubtful accounts                $   11,600   $   59,268
       Depreciation                                        8,520        4,563

     Net operating loss carryover, less
         valuation allowance of $22,300                   20,000
       Miscellaneous                                      (4,100)         125
                                                      ----------   ----------
                                                          36,020       63,956
                                                      ----------   ----------
     Deferred tax liabilities
       Deferred officer compensation                                    4,299
       Goodwill                                                        18,702
       State franchise taxes                                            6,392
                                                      ----------   ----------
                                                                       29,394
                                                      ----------   ----------
     Current net deferred tax assets                  $   36,020   $   34,563
                                                      ==========   ==========

The Company has a net operating loss carryover of approximately $106,000 to offset future taxable income. The carryover expires 2016.


NOTE 7 - COMMON STOCK ISSUANCES

During the fiscal year ended September 30, 2001, 300,000 shares of stock valued at $86,400 were issued to two officers as a bonus and the Company sold 500,000 shares in a private placement which provided net proceeds to the Company of $280,000. The investors of the private placements received warrants to acquire 1,500,000 shares of Company stock at $1.00 per share. Such warrants expire April 24, 2004.

On June 13, 2001, the Company acquired IFAN in a transaction accounted for as a reverse acquisition, whereby the Company is treated as the acquirer for accounting purposes. Accordingly, the Company's stockholders' equity has been retroactively restated to give effect to the acquisition. In conjunction with the reverse acquisition, the Company's shareholders other than the shareholders that purchased the 500,000 shares in the private placement received 5.9 IFAN shares for each APO share held, and 2,500,000 shares were issued to the existing IFAN shareholders.

In conjunction with the acquisition 3,145,667 shares were issued to consultants associated with the acquisition. The consultants also received warrants to purchase 1,350,000 shares of the Company's stock at prices ranging from $1 to $2 that expire September 13, 2004.

In addition, a consultant was issued 1,000,000 shares pursuant to a contract to provide investor relations services over the next twelve months. The investment relations consultant received warrants to purchase 1,000,000 shares of Company stock at prices ranging from $1 to $2 per share. Such warrants expire June 5, 2006.

During the year ended September 30, 2000, the Company issued 600,000 shares of stock to extinguish $162,038 of notes payable and 1,061,300 shares valued at $.288 per share, which is a multiple of earnings less a marketability discount, as bonuses to officers.

NOTE 8 - HOLDING COMPANY SPINOFF COSTS AND BUSINESS ACQUISITION COSTS

$137,135 in legal and accounting fees was incurred in connection with the spinoff of Xetal in December 1999.

The Company incurred $340,225 of non-recurring costs associated with the acquisition of APO.


NOTE 9 - LEASES

The Company leases 11,800 square feet in New York and a small sales office in Florida. Both leases are month-to-month with affiliated companies owned by the Company's officers and shareholders.
The affiliate's underlying New York lease expires in 2004 and the affiliate's underlying Florida lease expires in September 2001. Lease payments made by the Company approximate the payments due by the affiliated companies. Rental expense was $73,183, $76,665, and $53,752 for the years ended September 30, 2001, 2000, and 1999, respectively.

Future minimum lease payments are $69,468 in 2002, $71,916 in 2003, $74,364 in 2004, and $18,744 in 2005.


NOTE 10 - PROFIT SHARING PLAN

The Company established a profit sharing plan in 1992. All full-time employees as defined within the plan are eligible to participate. Contributions to the plan are discretionary and are determined at the Company's year end. The amount contributed or accrued to the profit sharing plan for the years ended September 30, 2001, 2000, and 1999, were $0, $50,000 and $99,011, respectively. During 2001, the Company determined it will not make its 2000 pension contribution and recognized such contribution as income.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

Litigation

There is an action pending in the Circuit/Superior Court of Marion County, Indiana entitled Kenro, Inc., on behalf of itself and all others similarly situated against APO Health, Inc. The lawsuit involves unsolicited broadcast faxes sent in the state and has been certified as a class action suit. The Company has petitioned the court to certify its class action certification order for interlocutory appeal. If the Company can defeat the class certification, then the plaintiff is limited to a single violation with a maximum potential recovery of $1,500. If the class certification issue is lost then the Company's exposure can range in the millions of dollars. The Company has filed a suit seeking indemnification by or contribution from the vendors who sent the faxes on behalf of the Company. It is the Company's belief and contention that damages, if any, which may be awarded to the plaintiff are covered by insurance up to policy limits.

However, on October 24, 2001, the Company was named as a defendant in Merchant's & Business Men's Mutual Insurance Company vs. APO Health, Inc. Merchant's & Business Men's Mutual Insurance Company issued a Commercial Blanket Excess Liability insurance policy to the Company for one year commencing February 27, 2000 up through February 27, 2001. Merchant's & Business Men's Mutual Insurance Company alleges in its complaint that policy coverage with the Company does not extend to the allegations set forth in the aforementioned Kenro suit. The Company, however, disagrees and contends that the policy issued by Merchant's & Business Men's Mutual Insurance Company obligates them to cover any damages that the Company may incur, as a result of a unfavorable verdict in the Kenro suit.

Employment Agreement

Effective October 1, 2001, the Company has entered into a three-year employment agreement with its chief executive officer that provides for a minimum annual salary of $250,000 with incentives based on the Company's attainment of specified levels of sales and earnings as defined in the agreement. The employment agreement expires September 30, 2004 and shall be automatically renewed for successive periods of one year unless either party gives written notice to terminate the agreement.


NOTE 12 - CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at one bank. As of September 30, 2001, The Company had $397,280 on deposit, and only $100,000 in each bank is insured under federal law.

The concentration of credit risk due to receivables is minimal due to the Company's diverse customer base. Two customers account for approximately 27% and 34% of sales for the years ended September 30, 2001 and 2000, respectively. No single customer accounted for greater than 10% of sales in the year ended September 30, 1999. No single vendor accounts for greater than 10% of purchases.

                               APO HEALTH, INC.
                            (formerly Xetal, Inc.)
                                SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
           FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999



                                              Balance,                                     Balance,
Year Ended                                  Beginning of                                    End of
September 30,       Account                    Period       Additions      Reduction        Period
-------------       --------------------     ----------     ----------     ----------     ----------
    1999            Allowance for
                    doubtful accounts        $   94,400     $      -       $   (5,200)    $   89,200
                                             ==========     ==========     ==========     ==========

    2000            Allowance for
                    doubtful accounts        $   89,200     $      -       $  (29,400)    $   59,800
                                             ==========     ==========     ==========     ==========

    2001            Allowance for
                    doubtful accounts        $   59,800     $      -       $  (30,800)    $   29,000
                                             ==========     ==========     ==========     ==========

                    Allowance for
                    deferred taxes           $      -       $   22,300     $      -       $   22,300
                                             ==========     ==========     ==========     ==========


                                 UNDERTAKINGS

     The undersigned small business issuer hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

     (iii) Include any additional or changed material information on the plan of distribution;

2. That, for determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

3. To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oceanside, State of New York, on January 10, 2002.


/S/ DR. JAN STAHL
------------------------
Dr. Jan Stahl, President,
Chief Executive Officer, Chairman
&Director


/S/ PETER STEIL
------------------------
Peter Steil, President &
Director


/S/ KEN LEVENTHAL
------------------------
Ken Leventhal, Director

                               INDEX TO EXHIBITS

Exhibit Number:               Description:

5                             Opinion of Carmine Bua, Esq.

10.1 Tax-Free Reorganization Agreement between the Company and InternetFinancialCorp.com, Inc., effective June 13, 2001, incorporated herein by this reference to the Current Report on Form 8-K/A filed with the SEC on July 30, 2001.

10.2 A Registration Rights Agreement which coincided with a Regulation D, Rule 506 Offering dated April 24, 2001

10.3                          Contractual agreement for investor
                              relations services between Company and
                              Columbia Financial Group, Inc.

10.4 Employment agreement between APO Health, Inc. and Dr. Jan Stahl, CEO and Secretary of the Company

23.1                          Consent of Malone & Bailey, PLLC

23.2                          Consent of Linder & Linder

 ----------------------------------------------------------------------------

The following documents previously filed with the SEC are specifically incorporated herein by reference:

1. The quarterly report on Form 10-QSB for APO Health, Inc. for the quarter ended June 30, 2001, filed with the SEC on August 17, 2001;

2. The quarterly report on Form 10-QSB/A for APO Health, Inc. for the quarter ended June 30, 2001, filed with the SEC on September 13, 2001;

3.  Report on Form 8-K filed with the SEC on June 28, 2001;

4.  Registration on Form S-8 with the SEC on July 30, 2001;

5.  Report on Form 8-K filed with the SEC on October 12, 2001;

6.  Report on Form 8-K/A filed with the SEC on October 25, 2001; and

7.  Registration on Form S-8 filed with the SEC on November 29, 2001.